APACHE CORPORATION

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

713-296-6000

October 19, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Apache Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-04300

Ladies and Gentlemen:

Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 1-04300 (the “Form 10-K”), filed with the Commission on February 29, 2012.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2 – Business and Properties, page 1

Proved Undeveloped Reserves, page 18

1.	We note your response to comment 1 in our letter dated July 16, 2012 presents increases in your active drilling rig count for the first six months of 2012 and as of July 16, 2012. Please affirm to us, if true, that you have also increased the drilling of your booked proved undeveloped locations by a similar or greater fraction over these same periods.

Response:

As noted in our response to comment 1 of your letter dated July 16, 2012, we increased our average active rig count to 91 rigs for the first half of 2012. This represents an 18.2% increase over the 2011 average of 77 active rigs. The equivalent pace of drilling for booked proved undeveloped locations has increased by 42% over these same periods.

Risk Factors, page 23

2.	We note your response to prior comment 3 from our letter dated July 16, 2012. We also note that it is reported that companies in your industry have been the target of cyber attacks. In your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks. In addition, in order to provide the proper context for your risk factor disclosure, and as your letter of response suggests, please confirm that you will disclose that you have experienced cyber attacks.

Response:

We confirm that we are not aware of any past successful cyber attacks that resulted in an adverse impact on our business or results of operations, but will disclose any such cyber attacks in the future. Also, in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2012, we will provide risk factor disclosure describing the cyber security risks that our Company faces, similar to the information below.

Cyber attacks targeting systems and infrastructure used by the oil and gas industry may adversely impact our operations.

Our business has become increasingly dependent on digital technologies to conduct certain exploration, development and production activities. We depend on digital technology to estimate quantities of oil and gas reserves, process and record financial and operating data, analyze seismic and drilling information, and communicate with our employees and third party partners. Unauthorized access to our seismic data, reserves information or other proprietary information could lead to data corruption, communication interruption, or other operational disruptions in our exploration or production operations. Also, computers control nearly all of the oil and gas distribution systems in the United States and abroad, which are necessary to transport our production to market. A cyber attack directed at oil and gas distribution systems could damage critical distribution and storage assets or the environment, delay or prevent delivery of production to markets and make it difficult or impossible to accurately account for production and settle transactions.

While we have experienced cyber attacks, we have not suffered any material losses relating to such attacks; however, there is no assurance that we will not suffer such losses in the future. Further, as cyber attacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber attacks.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 296-6800.

Sincerely,

APACHE CORPORATION

/s/ Rebecca A. Hoyt
By:	Rebecca A. Hoyt
Vice President, Chief Accounting Officer and Controller

cc:	John Clutterbuck (By Email)
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
JohnClutterbuck@andrewskurth.com